EXHIBIT 99.1

Press Release

For immediate release

Liminal BioSciences Enters into Agreement with Kedrion to Divest Its Plasma Collection and Plasma-Derived Therapeutics Business

•	Kedrion to acquire, for a total of USD 17M, 2 plasma collection centers and an option to acquire the remaining plasma-derived therapeutic business for USD 5M
•	Liminal to receive up to 70% of net proceeds from sale of Priority Review Voucher for which it is potentially eligible with possible FDA approval for Ryplazim®

LAVAL, CANADA, and CAMBRIDGE, ENGLAND –May 17, 2021 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company, announced today that the Company has signed a binding Share Purchase Agreement for the sale to Kedrion S.p.A. (“Kedrion”) of its plasma collection centers operated in Winnipeg, Manitoba and Amherst, New York, through its subsidiaries, Prometic Plasma Resources Inc., and Prometic Plasma Resources (USA) Inc. The agreement reflects the recent announcement by Liminal BioSciences to focus its resources on the advancement of the Company’s small molecule therapeutics business.

Under the Share Purchase Agreement, the parties have agreed that upon closing of the proposed sale, the Company will enter into an option agreement with Kedrion for the right to acquire the remainder of the Company’s plasma-derived business, including the Ryplazim business operated through its subsidiaries, Prometic Bioproduction Inc., the Company’s

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plasma-derived therapeutics manufacturing facility (“PBP”), and Prometic Biotherapeutics Inc. (“PBT”), holder of the biological license application (“BLA”) for Ryplazim® (Plasminogen) (“Ryplazim®”).

Upon closing of the transaction, Liminal would receive an aggregate purchase price of USD 17 million.

Subject to its terms and conditions, the Option would grant Kedrion the right to acquire all of the shares of PBP and PBT by June 15, 2021, for an exercise price of USD 5 million payable upon closing of the sale of the shares of PBP and PBT under the Option and would entitle Liminal BioSciences to receive up to seventy percent (70%) of the net proceeds which may be received from the sale of a Pediatric Rare Disease Priority Review Voucher (“PRV”), if granted, associated with a potential FDA approval of Ryplazim®. If the Option is exercised, Kedrion would assume all development, manufacturing and commercialization activities and operating costs for Ryplazim®. Kedrion can extend the Option for a maximum of three months in exchange for a payment of up to USD3M per month.

The closing of the Transaction is subject to the fulfilment of the certain customary conditions precedent.

“We are very pleased to announce progress towards the implementation of our ongoing strategy focusing on our small molecule therapeutics business that we outlined earlier this year”, stated Mr. Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. “The cash proceeds from this transaction will serve to strengthen our financial position and better position us to continue the progress in our strategic plan to dedicate our management resources and capital to advance our small molecule therapeutics pipeline”.

“The sale of our plasma collection business and the grant of the Option are a testament to the dedication of our plasma collection team, highlighting the rapidly scaled quality business we have created, and to our plasma-derived therapeutics team that has brought a quality biological drug candidate, Ryplazim, to late-stage development and the final stages of regulatory review. Kedrion is a global manufacturer and distributor of human plasma derived medicinal products used to treat and prevent rare disorders and conditions. ”Patients living with congenital plasminogen deficiency (C-PLGD) have the

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potential for a long-awaited treatment option”, stated Mr. Patrick Sartore, President of Liminal BioSciences. “We are very pleased to work with Kedrion whose experience and leadership in the plasma collection and plasma-derivatives market has the capability to further advance patient care for this rare disease if Kedrion exercises the Option and FDA approves Ryplazim”.

“This acquisition - explained Paolo Marcucci, Chairman of Kedrion - is an important opportunity for our future growth: it allows us immediate access to more plasma, expand our global operations to Canada and gives us an option to enrich our product portfolio with a potential therapy against a disease like the Congenital Plasminogen Deficiency (C-PLGD), if approved by the FDA. Through this deal Kedrion strengthens its leading position in the global plasma protein sector and confirms its care toward rare diseases and orphan drugs”.

About Kedrion

Kedrion Biopharma is an international biopharmaceutical company based in Italy that collects and fractionates plasma to produce and distribute worldwide plasma-derived products for the prevention and treatment of rare and debilitating diseases and conditions such as Hemophilia, Primary Immunodeficiencies and Rh sensitization.  Headquartered in Tuscany with more than 2,500 employees worldwide, Kedrion has a commercial presence in 100 countries and is the 5th largest player in the world, and Italy’s 1st.

Kedrion has manufacturing plants in Italy, the United States and Hungary, and its subsidiary KEDPLASMA operates plasma collection centers in the United States.

Kedrion acts as a bridge between donors and the people who need treatments, and works on a global scale to expand patient access to available plasma-derived therapies.

For further information, please visit www.kedrion.com or contact Investor@kedrion.com.

About Ryplazim® (plasminogen)

Ryplazim® (Plasminogen) is an investigational drug based on a naturally occurring protein that is synthesized by the liver and circulates in the blood. Activated plasminogen, plasmin, is a fundamental component of the fibrinolytic system and is the

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main enzyme involved in the lysis of blood clots and clearance of extravasated fibrin. Plasminogen is therefore vital in wound healing, cell migration, tissue remodeling, angiogenesis and embryogenesis.

Through its US subsidiary, Prometic Biotherapeutics Inc., Liminal BioSciences resubmitted a Biologic License Application (“BLA”) in September 2020 with the U.S. Food and Drug Administration (FDA) seeking approval of Ryplazim for the treatment of clinical signs and symptoms associated with congenital plasminogen deficiency (“C-PLDG”). The FDA has provided a Prescription Drug User Fee Act (“PDUFA”) target action date of June 5, 2021.

About Liminal BioSciences Inc.

Liminal BioSciences is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases of high unmet medical need, primarily related to fibrosis, including respiratory, liver and kidney diseases. Liminal BioSciences’ lead small molecule product candidate, fezagepras (PBI-4050), is being evaluated in a Phase 1 multi-ascending dose clinical trial in in the UK to evaluate multiple-ascending doses in normal healthy volunteers, at daily dose exposures higher than those evaluated in our previously completed Phase 2 clinical trials. A global Phase 2 clinical trial evaluating fezagepras for the treatment of patients with idiopathic pulmonary fibrosis (IPF) is anticipated to be initiated in the first half of 2022, subject to the results from the Phase 1 study.

Fezagepras was previously granted Orphan Drug Designation by the FDA and the European Medical Agency (EMA) for the treatment of IPF. Fezagepras has also been granted a Promising Innovative Medicines (PIM) designation by the Medicines and Healthcare products Regulatory Agency (MHRA) for the treatment of IPF.

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Liminal BioSciences’ resubmitted a BLA in September 2020 with the FDA seeking approval to treat patients with clinical signs and symptoms associated with congenital plasminogen deficiency with its lead plasma-derived product candidate Ryplazim®(plasminogen) (“Ryplazim®”). The PDUFA target action date for Ryplazim® is June 5, 2021. Ryplazim® was previously granted Orphan Drug and Rare Pediatric Disease Designations by the FDA for the treatment of congenital plasminogen deficiency.

Liminal BioSciences has active business operations in Canada, the United Kingdom and the United States.

Forward Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, statements with respect to: the closing of the transactions contemplated by the Share Purchase Agreement; the potential exercise of the Option; the utilization of proceeds from any such transaction;; the target PDUFA action date for Ryplazim®; the receipt of a BLA or a PRV with respect to Ryplazim®;  the potential of our product candidates and development of R&D programs and the timing of initiation or nature of preclinical and clinical trials.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: FDA review; the Company’s ability to consummate the transaction by the Share Purchase Agreement, including any potential exercise of the Option; the Company’s ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company’s business operations, plasma collection, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, manufacturing operations or commercialization activities; the successful and timely completion of clinical trials; the ability of Liminal BioSciences to take advantage of financing opportunities or business

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opportunities in the pharmaceutical industry; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Commissions filings and reports filings and reports, including in the Annual Report on Form 20-F for the year ended December 31, 2020 and future filings and reports by the Company, from time to time. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof.  We assume no obligation to update any forward-looking statement contained in this Press Release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

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